Exhibit 4.2

Execution Version

FIRST SUPPLEMENTAL INDENTURE

FIRST SUPPLEMENTAL INDENTURE (this “Supplemental Indenture”) dated as of September 12, 2022, between MANDIANT, INC. (F/K/A FIREEYE, INC.), a Delaware corporation (the “Company”), and U.S. BANK TRUST COMPANY, NATIONAL ASSOCIATION (as successor in interest to U.S. Bank National Association), a national banking association, as trustee (the “Trustee”).

RECITALS OF THE COMPANY

WHEREAS, the Company and the Trustee are parties to that certain Indenture, dated as of June 2, 2015 (the “Indenture”), pursuant to which the Company issued its 1.000% Convertible Senior Notes due 2035 (the “Notes”);

WHEREAS, the Company is a party to that certain Agreement and Plan of Merger, dated as of March 7, 2022 (the “Merger Agreement”), by and among Google LLC, a Delaware limited liability company (“Parent”), Dupin Inc. (“Merger Sub”), a Delaware corporation and a wholly owned subsidiary of Parent, and the Company, pursuant to which Merger Sub will merge with and into the Company, with the Company continuing as the surviving corporation and as a wholly owned subsidiary of Parent (the “Merger”) and, subject to the terms and conditions contained in the Merger Agreement, each share of common stock of the Company, par value $0.0001 per share (“Share”), issued and outstanding prior to the effective time of the Merger will be cancelled and automatically converted into the right to receive $23.00 in cash (the “Merger Consideration”);

WHEREAS, the Merger Consideration is to be paid to each holder of Shares without interest and less any applicable withholding taxes;

WHEREAS, the Merger constitutes a Merger Event, a Fundamental Change and a Make-Whole Fundamental Change pursuant to the Indenture;

WHEREAS, in connection with the foregoing, Section 14.07(a) of the Indenture provides that the Company shall execute a supplemental indenture providing that each Note shall, without the consent of any holders of Notes as permitted by Section 10.01(g), become convertible solely into Reference Property (as defined below); and

WHEREAS, all conditions for the execution and delivery of this Supplemental Indenture have been complied with or have been done or performed.

NOW, THEREFORE, THIS FIRST SUPPLEMENTAL INDENTURE WITNESSETH:

In consideration of the foregoing and for other good and valuable consideration, receipt of which is hereby acknowledged, the Company and the Trustee agree as follows for the equal and ratable benefit of the holders of the Notes:

ARTICLE 1
Definitions

Section 1.01.      General. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Indenture.

ARTICLE 2
Effect of Merger

Section 2.01.      Conversion of Notes. In accordance with Sections 10.01(g) and 14.07(a) of the Indenture, from and after the date of this Supplemental Indenture, the right to convert each $1,000 principal amount of Notes into Common Stock shall be changed to a right to convert such principal amount of Notes into the Merger Consideration that a holder of a number of Shares equal to the Conversion Rate immediately prior to the Merger would have owned or been entitled to receive (the “Reference Property”), which Reference Property shall be cash in an amount equal to $378.5156 per $1,000 principal amount of Notes, in accordance with the Indenture, at any time from, and including, the date that the Merger becomes effective. The provisions of the Indenture, as modified herein, shall continue to apply, mutatis mutandis, to the holders’ right to convert the Notes into the Reference Property. For the avoidance of doubt, holders will not have the right to convert Notes into shares of Common Stock or other securities of the Company.

ARTICLE 3
Miscellaneous Provisions

Section 3.01.      Effectiveness; Construction. This Supplemental Indenture shall become effective upon its execution and delivery by the Company and the Trustee as of the date hereof. Upon such effectiveness, the Indenture shall be supplemented in accordance herewith. This Supplemental Indenture shall form a part of the Indenture for all purposes, and every holder of Notes heretofore or hereafter authenticated and delivered under the Indenture shall be bound thereby. The Indenture and this Supplemental Indenture shall henceforth be read and construed together.

Section 3.02.      Indenture Remains in Full Force and Effect. Except as supplemented hereby, all provisions in the Indenture shall remain in full force and effect.

Section 3.03.      Trustee Matters. The Trustee accepts the Indenture, as supplemented hereby, and agrees to perform the same upon the terms and conditions set forth therein, as supplemented hereby. The Trustee shall be entitled to the benefit of every provision of the Indenture relating to the conduct or affecting the liability or affording protection to the Trustee, whether or not elsewhere herein so provided. The recitals contained in this Supplemental Indenture shall be taken as the statements of the Company and the Trustee assumes no responsibility for their correctness. The Trustee makes no representation as to the validity or sufficiency of this Supplemental Indenture.

Section 3.04.      No Third-Party Beneficiaries. Nothing in this Supplemental Indenture, expressed or implied, shall give to any Person, other than the parties to the Indenture, any Paying Agent, any Conversion Agent, any authenticating agent, any Note Registrar and their successors under the Indenture or the holders of the Notes, any benefit or any legal or equitable right, remedy or claim under the Indenture, as supplemented hereby.

Section 3.05.      Severability. In the event any provision of this Supplemental Indenture shall be invalid, illegal or unenforceable, then (to the extent permitted by law) the validity, legality or enforceability of the remaining provisions shall not in any way be affected or impaired.

Section 3.06.      Headings. The Article and Section headings of this Supplemental Indenture have been inserted for convenience of reference only and are not to be considered a part of this Supplemental Indenture and shall in no way modify or restrict any of the terms or provisions hereof.

Section 3.07.      Successors. All agreements of the Company and the Trustee in this Supplemental Indenture shall bind their respective successors and assigns whether so expressed or not.

Section 3.08.      Governing Law. THIS SUPPLEMENTAL INDENTURE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF NEW YORK.

Section 3.09.      Counterpart Signatures; Digital Signatures. This Supplemental Indenture may be executed in any number of counterparts, each of which shall be an original, but such counterparts shall together constitute but one and the same instrument. Any communication sent to Trustee under the Indenture that requires a signature must be in the form of a document that is signed manually or by way of a digital signature provided by DocuSign (or such other digital signature provider as specified in writing to Trustee by an authorized representative of the Company). The Company agrees to assume all risks arising out of its use of digital signatures and electronic methods to submit communications to Trustee, including the risk of the Trustee acting on unauthorized instructions and the risk of interception and misuse by third parties.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed as of the date first written above.

MANDIANT, INC.

By:	/s/ Kevin Mandia
Name: Kevin Mandia
Title: Chief Executive Officer

[Signature Page to Supplemental Indenture to 1.000% 2035 Notes]

U.S. BANK TRUST COMPANY, NATIONAL ASSOCIATION, as Trustee

By:	/s/ Andrew Fung
Name: Andrew Fung
Title: Vice President

[Signature Page to Supplemental Indenture to 1.000% 2035 Notes]